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SEC FILE NUMBER
8-66421

SEC
Mail Processing Section
MAR 0 2 2022
Washington DC
413

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___BOURNE PARTNERS SECURITIES, LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___550 SOUTH CALDWELL STREET, SUITE 900___
(No. and Street)

___CHARLOTTE___   ___NC___   ___28202___
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___JEREMY JOHNSON___   ___704 552-8407 x2230___   ___jjohnson@bourne-partners.com___
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___GREERWALKER LLP___
(Name – if individual, state last, first, and middle name)

___227 WEST TRADE ST, STE 1100___   ___CHARLOTTE___   ___NC___   ___28202___
(Address)   (City)   (State)   (Zip Code)

___JUNE 7, 2005___   ___2324___
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, _____JEREMY JOHNSON_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____BOURNE PARTNERS SECURITIES, LLC_____, as of _____DECEMBER 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Calli A Lewis
Notary Public
Mecklenburg County, NC
My Commission Expires January 21, 2023

Title: _____CEO_____

Calli A. Lewis
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



GreerWalker

COMMUNICATION WITH THOSE CHARGED WITH GOVERNANCE

February 25, 2022

To the Member of Bourne Partners Securities, LLC:

We have audited the financial statements of Bourne Partners Securities, LLC (the "Company") as of and for the year ended December 31, 2021. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As communicated in our engagement letter dated December 8, 2021, our responsibility, as described by professional standards, is to plan and perform our audit to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with generally accepted accounting principles in the United States of America. Our audit of the financial statements does not relieve you or management of your respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Accordingly, there is some risk that a material misstatement would remain undetected. Although not absolute assurance, reasonable assurance is a high level of assurance. Also, a financial statement audit is not designed to detect error or fraud that is immaterial to the financial statements. An audit of financial statements includes consideration of internal control over financial reporting sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit of financial statements is not designed to provide assurance on internal control or to identify internal control deficiencies. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Our responsibility for the supplementary information accompanying the financial statements, as described by professional standards, is to evaluate the presentation of the supplementary information in relation to the financial statements as a whole and to report on whether the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you.

Significant Issues with Regard to Appointment or Retention of the Auditor

In the normal course of our professional association with the Company, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the Company, and business plans and strategies that may affect the risks of material misstatement. No significant issues were encountered in connections with our retention as the auditors of the Company and no significant discussions were held regarding the application of accounting principles and auditing standards during the retention process.

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

Significant Risks Identified during Risk Assessment Procedures

The following significant risks were identified during the performance of our risk assessment procedures: 1) improper revenue recognition due to the fraud and 2) management override of internal controls. We tailored our audit procedures in response to these identified significant risks and are pleased to report that no misstatements, whether due to fraud or error, were identified during the course of our audit.

Significant Changes to Our Planned Audit Strategy or to the Significant Risks Originally Identified

We are pleased to report that there were no significant changes to our planned audit strategy or to the significant risks originally identified during the performance of our risk assessment procedures.

Significant Accounting Policies and Practices, and Significant Unusual Transactions

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant accounting policies adopted by the Company is included in Note 1 to the financial statements.

There have been no initial selection of accounting policies and no changes in significant accounting policies or their application during the year ended December 31, 2021. No matters have come to our attention that would require us, under professional standards, to inform you about (1) the methods used to account for significant unusual transactions and (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

No matters have come to our attention that would require us, under professional standards, to inform you about the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Critical Accounting Policies and Practices

Critical accounting policies and practices are those that are both important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The Company's critical accounting policies are outlined in Note 1 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements or their high degree of subjectivity, and because of the possibility that future events affecting them may differ markedly from management's current judgments. No such estimates were identified during the course of our audit.

The disclosures in the financial statements are neutral, consistent, and clear.

Auditors' Evaluation of the Quality of the Company's Financial Reporting

The primary responsibility for establishing a company's accounting principles rests with management and includes not only the appropriateness of the accounting policies and practices, but also the quality of such policies, including the identification of critical accounting policies and practices, critical accounting estimates, and significant unusual transactions. Quality policies and practices include the consistency of the Company's accounting policies and their application, the clarity and completeness of the Company's financial statements and related disclosures, and items that could have a significant effect on the faithfulness, verifiability, and objectivity of the accounting information included in the financial statements. Pursuant to professional standards, our responsibility is to evaluate, assess, and communicate our conclusions of the quality of management's financial reporting to you. Based on our evaluation, we have found the quality of management's disclosures about significant and critical accounting policies acceptable. Based on our evaluation, we have found that management's financial statement presentation, including the form, arrangement, and content of the financial statements and the related disclosures are in accordance with generally accepted accounting principles in the United States of America. We did not identify any new accounting pronouncements applicable to the Company and we did not identify any alternative accounting treatments permissible under generally accepted accounting principles in the United States of America for policies and practices related to material items that are applicable to the Company.

Other Information in Documents Containing Audited Financial Statements

The Company's audited financial statements are included in its annual report. Pursuant to professional standards, our responsibility as auditors for other information in documents containing the Company's audited financial statements does not extend beyond the financial information identified in the audit report, and we are not required to perform any procedures to corroborate such other information. However, in accordance with such standards, we have read the information included in the annual report, inquired of management, and obtained written representation; and considering whether such information, or the manner of its presentation, was materially inconsistent with its presentation in the financial statements. Our responsibility also includes communicating to you any information which we believe is a material misstatement of fact. Nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statements.

Difficult or Contentious Matters for Which the Auditor Consulted

We encountered no difficult or contentious matters for which we consulted outside of the engagement team.

Management's Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Going Concern

Pursuant to professional standards, we are required to communicate to you, when applicable, certain matters relating to our evaluation of the Company's ability to continue as a going concern for a reasonable period of time, including the effects on the financial statements and the adequacy of the related disclosures, and the effects on the auditors' report. No such matters or conditions have come to attention during our audit.

Corrected and Uncorrected Misstatements

For the purposes of this letter, professional standards require that we provide to you a schedule of uncorrected misstatements related to accounts and disclosures, and discuss with you the basis for the determination that the uncorrected misstatements were immaterial, including the qualitative factors considered. Additionally, we are required to communicate to you the future-period impact of the current-period uncorrected misstatements on the financial statements. None of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Material Written Representations

We have had no other material written communications with management.

The Auditors' Report

We have provided to you and discussed with you a draft of the auditors' report.

Disagreements with Management

For purposes of this letter, disagreements with management involve matters, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter, which could be significant to Company's financial statements or the auditors' report. No such disagreements arose during the course of our audit.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management relating to the performance of our audit.

Other Matters

We encountered no other matters that require communication at this time.

This report is intended solely for the information and use of the member and management of Bourne Partners Securities, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

GreerWalker LLP



GreerWalker

<u>COMMUNICATION WITH THOSE CHARGED WITH GOVERNANCE</u>

February 25, 2022

To the Member of Bourne Partners Securities, LLC:

We have reviewed the assertions made by Bourne Partners Securities, LLC (the "Company") in the Exemption Report, in which the Company stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

<u>Our Responsibility under Public Company Accounting Oversight Board Standards</u>

As communicated in our engagement letter dated December 8, 2021, our responsibility, as described by professional standards, is to plan and perform our review to state whether we are aware of any material modifications that should be made to management's assertions for them to be fairly stated, in all material respects. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

We are also responsible for communicating to management and the member any exceptions to the exemption provisions identified during the course of our engagement and information that causes the broker's or dealer's assertions about the exemption provisions not to be fairly stated, in all material respects. We must also comply with the requirements of paragraph (h) of SEC Rule 17a-5, which contains notification requirements that apply to auditors of brokers and dealers.

For the purposes of our review, an exception is any matter to which the independent public accountant takes exception. We are pleased to report that no such exceptions were identified during the course of our engagement.

This report is intended solely for the information and use of the member and management of Bourne Partners Securities, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

GreerWalker LLP

GreerWalker LLP

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bourne Partners Securities, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows, for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bourne Partners Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bourne Partners Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Bourne Partners Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2021 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Bourne Partners Securities, LLC's auditors since 2014.

GreerWalker LLP

Certified Public Accountants
February 25, 2022
Charlotte, NC

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bourne Partners Securities, LLC (the "Company") as of December 31, 2021, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bourne Partners Securities, LLC as of December 31, 2021, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Bourne Partners Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Bourne Partners Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Bourne Partners Securities, LLC's auditors since 2014.

GreerWalker LLP

Certified Public Accountants
February 25, 2022
Charlotte, NC



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Bourne Partners Securities, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

GreerWalker LLP

Certified Public Accountants
February 25, 2022
Charlotte, NC

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Bourne Partners Securities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Greenwalker LLP

Certified Public Accountants
February 25, 2022
Charlotte, NC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bourne Partners Securities, LLC (the "Company") as of December 31, 2021, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bourne Partners Securities, LLC as of December 31, 2021, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Bourne Partners Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Bourne Partners Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Bourne Partners Securities, LLC's auditors since 2014.

GreerWalker LLP

Certified Public Accountants
February 25, 2022
Charlotte, NC

Financial Statements with Supplementary Information

Bourne Partners Securities, LLC

As of December 31, 2021

Bourne Partners Securities, LLC

Statement of Financial Condition

As of December 31, 2021

Assets

Cash	$	88,454
Accounts receivable		37,500
Prepaid expenses		2,022
Total assets	$	127,976

Liabilities and Member's Equity

Liabilities

Accrued liabilities	$	11,338
Total liabilities		11,338
Member's Equity		116,638
Total liabilities and member's equity	$	127,976

The accompanying notes are an integral part of these financial statements.

Bourne Partners Securities, LLC

Statement of Operations

For the Year Ended December 31, 2021

Revenues:

Fee revenue	$	5,123,884

Operating expenses:

Commissions paid	1,895,000
Regulatory fee and licenses	15,615
Professional fees	19,925
Consulting fees	33,000
General and administrative	24,581
Total operating expenses	1,988,121

Net Income	$	3,135,763

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Member's Equity

For the Year Ended December 31, 2021

Member's equity, beginning of year	$	280,429
Net income		3,135,763
Distributions		(3,299,554)
Member's equity, end of year	$	116,638

The accompanying notes are an integral part of these financial statements.

Bourne Partners Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash flows from operating activities:

Net income	$	3,135,763
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivable		(37,500)
Change in accounts payable		(6,000)
Change in accrued liabilities		4,138
Change in prepaid expenses		(550)
Net cash provided by operating activities		3,095,851
Cash flows from financing activities:		
Distributions		(3,299,554)
Net cash applied to financing activities		(3,299,554)
Net decrease in cash		(203,703)
Cash, beginning of year		292,157
Cash, end of year	$	88,454

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2021

1. Organization

Bourne Partners Securities, LLC (the Company), a wholly owned subsidiary of Bourne Partners Holdings LLC (Parent), was organized under the laws of North Carolina, and conducts its operations in Charlotte, North Carolina. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies

<u>Cash</u>
The Company maintains cash deposits with financial institutions that, at times, may exceed federally insured limits.

<u>Management's Estimates</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

<u>Fee Revenue</u>
The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

Other revenues relate primarily to billable transaction costs. Billable transactions costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agreed-upon terms.

<u>Income Taxes</u>
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the year ended December 31, 2021, there were no interest or penalties recorded or included in the Company's financial statements.

<u>Member Equity</u>
The Company has one class of member's equity and it is owned 100% by the Parent.

<u>Subsequent Events</u>
The Company has analyzed its operations subsequent to December 31, 2021, through February 25, 2022, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

3. Related Party Transactions

The Company entered into an expense sharing agreement with Bourne Capital Partners, LLC, the sole member of Bourne Partners Holdings, LLC, for its pro-rata portion of rent, utilities, administration, etc. Total fees charged for the year ended December 31, 2021 were $20,400.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $77,116, which was $72,116 in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was 15 to 1.

Supplementary Information

Bourne Partners Securities, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Computation of Net Capital

Total ownership equity from statement of financial condition	$	116,638
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		116,638
Liabilities subordinated to claims of general creditors		-
Total non-allowable assets		(39,522)
Net capital	$	77,116

Computation of Net Capital Requirement

(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	756
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		5,000
Net capital requirement (greater of A or B above)		5,000
Excess net capital		72,116
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000)	$	71,116

Computation of Aggregate Indebtedness

Total aggregate indebtedness (Accounts payable and accrued liabilities)	$	11,338
Percentage of aggregate indebtedness to net capital		14.70%

Note: There are no differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021

<u>Bourne Partners Securities LLC Exemption Report</u>

Bourne Partners Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bourne Partners Securities, LLC

I, Jeremy Johnson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO

February 25, 2022

Bourne Partners Securities, LLC

Statement of SIPC Assessment and Payments

For the Year Ended December 31, 2021

Assessment as of December 31, 2021	$	**7,686**
Less: prior payments applied		(848)
Balance due, March 1, 2022	$	**6,838**